FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Contact: Dan Suesskind
           Chief Financial Officer
           Teva Pharmaceutical Industries Ltd.
           (011) 972-2-589-2840
        George Barrett
           President and CEO
           Teva North America

FOR IMMEDIATE RELEASE   (215) 591-3030
        Dorit Meltzer
           Director, Investor Relations
           Teva Pharmaceutical Industries Ltd.
           (011) 972-3-926-7554

TEVA ANNOUNCES THAT AZILECT® (RASAGILINE) IS APPROVED FOR MARKETING IN ISRAEL

Jerusalem, Israel, January 3, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the Israeli Ministry Of Health has issued a marketing authorization for Azilect® (rasagiline) for the treatment of Parkinson's disease both as initial monotherapy in patients with early PD and as adjunct treatment in moderate-to-advanced disease.

Following the receipt of this license, Azilect® will be launched in Israel in March 2005.

"We are extremely pleased to have received the first approval for the marketing of Azilect® here in Israel where the product originated and was developed. With additional approvals anticipated in other countries during 2005, Azilect® should become an important treatment option for patients suffering from Parkinson's disease," said Israel Makov, President and CEO of Teva.

About Azilect®
Azilect® is a novel, potent, second-generation, selective, irreversible monoamine oxidase type-B (MAO-B) inhibitor that blocks the breakdown of dopamine, a substance in the brain needed to facilitate movement.

The development of rasagiline is part of a long-term alliance for co-development in Parkinson's disease and European marketing between Lundbeck and Teva.

Azilect® is a joint development of Teva and the Technion – Israel institute of Technology.

About Parkinson's disease
Parkinson's disease is a chronic, progressive neurodegenerative condition. The exact cause of PD is not known and is believed to be multifactorial involving genes, environmental factors and aging.

Symptoms include tremor, slowness of movement, stiffness, gait and posture problems. As the disease progresses, symptoms worsen, the patient is likely to experience motor complications. Eventually, the disease impairs the patient's ability to function.

PD affects men and women equally, and an estimated four million people worldwide suffer from the disease. The disease typically occurs at a late age, affecting approx. 1% of the population over the age of 65.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, including potential competition from the expected launch of Tysabri®/Antegren®, Teva's ability to rapidly integrate the operations of acquired businesses, including its acquisition of Sicor Inc., regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
              Name: Dan Suesskind
              Title: Chief Financial Officer

Date: January 03, 2005